5-23




SECURITIES AND EXCHANGE COMMISSION

03053139

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 12 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rice Voelker LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RICE, VOELKER, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)



909 Poydras Street
Suite 2900
New Orleans, LA 70112

Independent Auditors' Report

The Members
Rice, Voelker, LLC:

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (A Limited Liability Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rice, Voelker, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 7, 2003



RICE, VOELKER, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	562,304
Company clearing accounts		1,395,234
Investment (equity securities)		50,774
Due from clearing broker		53,678
Deposit with clearing organization		100,000
Other assets		41,896
	$	2,203,886
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	90,462
Accrued expenses		315,159
Total liabilities		405,621
Members' equity		1,798,265
Commitments and contingencies		
	$	2,203,886

See accompanying notes to statement of financial condition.

RICE, VOELKER, LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) Background

Rice, Voelker, LLC (the Company), a limited liability company, was organized in October 1995. The Company was formed primarily to enter into all phases of business as it relates to securities and investment advisory and/or counseling services. The Company shall continue in existence through, and dissolve in December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company is exempt from Rule 15c3-3 under Subsection (k). Under this exemption, the "Computation of Reserve Requirements" and "Information relating to the Possession or Control Requirements" are not required.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations which would result in capital account deficiencies will be allocated first to members who have positive capital account balances.

(b) Securities Transactions

Securities transactions are recorded on a trade date basis. Marketable securities are valued at quoted market value.

(c) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) Income Taxes

No provision is made for income taxes because the liability is that of the individual Members and not that of the Company.

(2) Net Capital Requirements

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule (15c3-1)). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $100,000. Net capital may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $1,158,825, which was $1,058,825 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was .35 to 1 at December 31, 2002.

(Continued)

RICE, VOELKER, LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2002

(3) Related Party Transactions

The Company has an agreement with an entity, related through common ownership, to provide advisory services.

(4) Commitments and Contingencies

In the normal course of business, the Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves varying degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2002, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

In February 2001, the Company executed a three-year office lease which had annual rentals of approximately $64,000. In September 2002, the lease was cancelled.

In August and September 2002, the Company executed a five-year office lease which has annual rentals approximating $37,800 and another five-year office lease which has annual rentals and executory costs such as maintenance and insurance approximating $43,000, respectively.

Future minimum lease payments under these operating leases are approximately $78,000, $81,000, $81,000, $81,000, and $57,000 beginning in 2003 through 2007, respectively.

The nature of operations exposes the Company to the risk of claims and litigation in the normal course of its business. Although the outcome of these matters cannot be determined, management believes that the ultimate resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.